JENNY E. MERCADO
Counsellor at Law

direct tel: 617.856.8218
direct fax: 617.289.0494
jmercado@brownrudnick.com

www.brownrudnick.com

BROWNRUDNICK

One
Financial
Center
Boston
Massachusetts
02111
tel 617.856.8200
fax 617.856.8201

June 15, 2005

VIA FEDERAL EXPRESS

Securities and Exchange Commission
Office of International Corporate Finance
Attn: Susan Min
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: Supplemental Documents in connection with 12g3-2(b) Filing (file no. 82-34875) Option N.V. (the "Company")

Dear Ms. Min:

The Company was added to the list of those foreign private issuers that claim exemption pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 and has been issued file number 82-34875. Per our conversation earlier today and on behalf of the Company, please find enclosed for filing the following supplemental documents required under Rule 12g3-2(b) since the date of the Company's initial 12g3-2(b) submission:

1. Press release dated 3 May 2005 – Option's Q1 05 Earnings and Positive Outlook Increase Guidance (**Exhibit 1**);

2. Press release dated 9 June 2005 – Option Announces Implementation of Level I ADR Program (**Exhibit 2**); and

3. The following additional Declarations of Interest in the Listed Company:

   a. JGD Management Corp. dated 1 June 2005 (**Exhibit 3**); and

   b. Schroder Investment Management Limited dated 3 June 2005 (**Exhibit 4**).

Please kindly acknowledge your receipt of the foregoing documents by stamping the enclosed copy of this letter and returning the same to the undersigned in the enclosed self-addressed stamped envelope.

dw 6/21

If you have any questions regarding this matter, please do not hesitate to contact the me at the number above.

Very truly yours,

BROWN RUDNICK BERLACK ISRAELS LLP

By: ____________________
Jenny E. Mercado, Esq.

Enclosures

cc: Mark A. Dorff, Esq. (via email w/o encl.
James E. Bedar, Esq. (via email w/o encl.)

1369389

Exhibit 1

OPTION'S Q1 05 EARNINGS AND POSITIVE OUTLOOK INCREASE GUIDANCE

For immediate release

Leuven, Belgium – May 3rd 2005 - Option N.V. (EURONEXT Brussels: OPTI, OPIN.BR), the wireless technology company, today reported results for the first quarter 2005. The results are reported in Euro. For the first time in Option's history and in line with the regulatory environment the results are prepared in accordance with International Financial Reporting Standards (IFRS). Since Options' IPO the Company reported in accordance with US GAAP rules. 2004 figures have been restated into IFRS and may differ from earnings releases issued in 2004.

The highlights of the quarter included:

- Revenues for the first quarter of fiscal 2005 of EUR 30.0 million increased by 73% compared to the EUR 17.3 million generated in the first quarter of 2004.
- All first quarter revenues are derived from product sales.
- Gross Margin of 49.9% on these Q1 revenues, which was only related to equipment sales, showed a strong increase compared to the gross margin of Q1, 2004 (45.6%).
- EBITDA strongly increased to EUR 7.1 million (or 23.6% on revenues) in the Q1 2005 compared to EUR 2.7 million (or 15.4% on revenues) in last year's equivalent period.
- Net Earnings for the first quarter of 2005 were EUR 3.7 million or EUR 0.37 per basic share and EUR 0.36 per diluted share, resulting in a growth of 167% of the net profit of EUR 1.4 million or EUR 0.15 per basic share and EUR 0.14 per diluted share in Q1 2004.
- The Company generated EUR 5.0 million cash from operating activities during the first quarter of 2005, compared to EUR 6.1 million in the previous year. Inventories grew during the first quarter with EUR 4.0 million, mainly due to the building of raw materials stocks in order to meet the strong sales order intake for the second quarter, whilst the level of finished goods at quarter end was at it lowest.

In million of euros

Except for data per share

	IFRS		USGAAP	
	Q1/05	**Q1/04**	**Q1/05**	**Q1/04**
Revenues	30.0	17.3	30.0	17.3
Gross Profit	14.9	7.9	15.0	7.9
Operating expenses	9.4	6.1	8.9	6.4
Operating Income	5.5	1.8	6.0	1.5
EBITDA	7,1	2.7	6,9	2,3
Net Income	3.7	1.4	4.0	1.2
Earnings per share (basic) Euro	0.37	0.15	0.39	0.13

Commenting on the results, Mr. Callewaert, CEO said:

"The first quarter results for the fiscal year 2005 show continued progress in all key performance indicators. With a net result growth for the quarter of 167% compared to the first quarter of last year, our company posted sales with higher than expected gross margin, EBITDA, and operating income.

3G data cards represented 92% of unit sales during the quarter with 8% of non-3G data card sales constituting the remainder. Volume shipments of GlobeTrotter FUSION™ combining 3G and WLAN technologies within a single data card, accounted for 40% of unit sales during the quarter.

With our comprehensive product line of 6 commercially available GlobeTrotter wireless data cards we are servicing over 50 wireless operators, of which 35 are located in Western-Europe and 15 in Eastern Europe, as well as operators in the Middle East Africa, Asia Pac, and the USA.

Option's PC Data Cards achieved accolades for the second year running at the annual GSM Association Awards Ceremony during 3GSM Congress at Cannes, France, where Swisscom's Mobile Unlimited with GlobeTrotter FUSION™ won "Best Enterprise Application".

During the quarter our upcoming HSDPA data card was demonstrated successfully by leading global operators on Nortel and Siemens infrastructure equipment. Option's HSDPA data card was showcased at speeds up to 1.5 megabits per second at CeBIT 2005, Germany, as well at CTIA Wireless 2005, New Orleans USA. The company's HSDPA data card is planned for commercial release during the fourt h quarter of this fiscal year when network infrastructure equipment will be deployed.

We also launched world's first 5-band wireless broadband data card combining 3G UMTS with Quad Band GPRS during the quarter. GlobeTrotter 3G Quad™ is selected by over 30 wireless operators and is currently shipping in volume.

Market conditions for 3G wireless data cards continue to strengthen. In conjunction with this we have taken steps to increase our productcapacity and supply chain.

Looking ahead we are able to increase the upper range of our first half year sales guidance with 5 million EURO to reach sales of 73 million EURO for the first half of the fiscal year. As such the second quarter of 43 million EURO will be a record quarter. With positive momentum continuing we have good visibility to raise our sales guidance for the full fiscal year by 45%+ compared to last year's top line result.

We continue to execute well. With expectations exceeding our initial guidance we are further substantiating Option's leadership position in wireless data card solutions."

Financial Review (as per International Financial Reporting Standards for 2005 figures and 2004 figures restated)

Income Statement

Revenues for the first quarter of fiscal 2005 were EUR 30.0 million, compared to EUR 17.3 million (+73%) generated during the first quarter of 2004. 100 % of the quarter revenues originated from equipment sales, mainly the 3G-product line. During the first quarter of 2004 98.6% of the revenues was generated through equipment sales and 1.4% originated from development agreements.

Gross Profit

Taking into account a cost of goods sold of EUR 15.0 million, the gross profit reached EUR 14.9 million (49.9% on pure equipment sales revenues), compared to a gross profit of 7.9 EUR million in the first quarter of 2004.

Operating expenses and depreciation charges

The quarterly operating expenses, including depreciation charges of EUR 1.5 million are EUR 9.4 million, compared to EUR 6.1 million in the first quarter of previous fiscal year, where the depreciation charges were EUR 0.9 million.

Operating Income

The operating income for the first quarter, excluding depreciation charges (EBITDA) was EUR 7.1 million, or 23.6% on Q1 revenues, compared to EUR 2.7 million, or 15.4% on total revenues in last year equivalent period.
The operating income for the first quarter, including depreciation charges (EBIT) was EUR 5.5 million, or 18,4% on Q1 revenues, compared to EUR 1.8 million, or 10.2% on total revenues in last year equivalent period.

Financial Results

During the first quarter of 2005, the company dealt with a negative financial result of EUR 608.7 thousand. The exchange rate losses on USD amounted to EUR 582.6 thousand. A total of EUR 138.6 thousand financial discounts were given to customers for cash payments and the other financial costs of EUR 43.4 thousand were mainly related to leasing contracts.

The company generated a financial revenue of EUR 155.9 thousand from a risk-free investment of the available cash.

Net Results

The net profit for the first quarter amounts to EUR 3.7 million or EUR 0.37 per basic share (or EUR 0.36 per diluted share). This compared to a net profit of EUR 1.4 million or EUR 0.15 per basic share (or EUR 0.14 per diluted share) during the first quarter of 2004.

Balance Sheet

Cash increased from EUR 31.6 million at the end of 2004 to EUR 34.9 million at the end of the first quarter of 2005.

Accounts Receivable increased from EUR 15.5 million at year-end 2004 to EUR 16.4 million at the end of the first quarter 2005.

Inventories have increased from EUR 5.6 million at the end of last year to EUR 9.5 million at the end of Q1 2004. This increase is explained by the building of raw materials stocks in order to meet the strong sales order intake for the second quarter, whilst, with 4% of the total inventories, the level of finished goods at quarter end was at it lowest

Thanks to the positive results the Company further reduces its deferred tax asset by an amount of EUR 1.2 million during last quarter, resulting in a deferred tax asset of EUR 2.3 million.
IFRS impact: under USGAAP the deferred tax asset would have been EUR 1.1 million higher mainly as a results the non-capitalization of the commercial development projects in the former reporting standard.

Fixed assets were EUR 9.7 million (net book value) as at March 31st 2005, in line with net book value of EUR 9.5 million at the end of the previous year. In the course of the first quarter of 2005 the Company invested mainly in additional test equipment and development projects.
IFRS impact: under USGAAP, at quarter-end, the net book value of the fixed assets would have been EUR 5,6 million. The difference results solely from the capitalization under IFRS during the previous years of the commercial development projects as intangible assets.

Total current liabilities increased from EUR 19.8 million at year-end 2004 to EUR 23.5 million. This increase is mainly due to the increase of the accounts payable reflecting the increased business activities of the Company.

On total assets of EUR 73.9 million the equity, amounted to EUR 50.0 million, which results in a solvency ratio of 67.7% at quarter-end.

The Company generated EUR 5.0 million cash from operating activities during the first quarter of 2005, compared to EUR 6.1 million generated in Q1 2004.

OPTION N.V.

IFRS Consolidated Balance Sheet at March 31, 2005 and December 31, 2004

In 000 EUR	March 31, 2005 000 EUR UNAUDITED	December 31, 2004 000 EUR UNAUDITED IFRS ADJUSTED
Assets		
Cash & Cash Equivalents	34,901.3	31,612.1
Accounts receivable	16,419.6	15,507.1
Other receivables	1,066.1	883.9
Inventories	9,529.9	5,559.8
Total current assets	**61,917.0**	**53,562.9**
Property & equipment	3,558.9	3,189.9
Intangible assets	6,141.4	6,362.5
Deferred taxes	2,283.5	3,467.0
Total non-current assets	**11,983.8**	**13,019.4**
Total Assets	**73,900.8**	**66,582.3**
Liabilities & shareholders' equity		
Accounts payable	19,549.0	15,711.6
Salaries, tax and payroll related liabilities	1,113.6	1,196.0
Short-term debt	811.6	911.2
Accrued expenses & Deferred Income	2,023.6	1,997.9
Total current liabilities	**23,497.8**	**19,816.7**
Subordinated long-term debt	221.7	221.7
Long-term debt	155.1	286.2
Total non- current liabilities	**376.8**	**507.9**
Common Stock	49,757.5	49,708.4
Retained earnings	268.7	-3,450.7
Total Shareholders' Equity	**50,026.2**	**46,257.7**
Total liabilities + Equity	**73,900.8**	**66,582.3**

OPTION N.V.
IFRS Consolidated Income Statement for Q1/2005 and Q1/2004

In 000 EUR	Q1/2005 000 EUR UNAUDITED	Q1/2004 000 EUR UNAUDITED IFRS ADJUSTED
Net Sales	**29,977.3**	**17,320.0**
Cost of goods sold	-15,027.6	-9,419.4
Gross Profit	**14,949.7**	**7,900.6**
Gross Margin %	**49.9%**	**45.6%**
Research & Development	-4,221.1	-2,472.5
Sales, Marketing & royalty expenses	-4,293.9	-2,730.2
General & Administrative	-919.2	-935.9
Operating Income	**5,515.5**	**1,762.0**
Oper Profit / Turnover %	**18.4%**	**10.2%**
Depreciation and amortization	1,547.1	911.3
EBITDA	**7,062.6**	**2,673.3**
EBITDA / Turnover %	**23.6%**	**15.4%**
Exchange gain/(Loss)	-582.6	-49.1
Finance Income/(Expense)	-26.1	-11.0
Income/Loss before Taxes	**4,906.7**	**1,701.9**
Income tax	-1,187.2	-308.4
Net Result	**3,719.5**	**1,393.5**
Average # Shares Outstanding	**10,105,354**	**9,286,614**
Average # diluted Shares Outstanding	**10,317,606**	**9,676,126**
Net Result per Share in EUR	**0.37**	**0.15**
Net Result per diluted Share in EUR	**0.36**	**0.14**

OPTION N.V.
IFRS Consolidated Statement of Cash Flow at March 31, 2005
and March 31, 2004

In 000 EUR	March 31, 2005 000 EUR UNAUDITED		March 31, 2004 000 EUR UNAUDITED IFRS ADJUSTED	
Cash Flows from Operating Activities				
Net result (A)	**3,719.5**		**1,393.5**	
Non Cash adjustments				
Depreciation & amort.		1,547.1		911,3
Own development capitalized		-221.8		-417.2
Capital increase & related costs		49.1		615.5
Translation differences		-0.1		0.0
Deferred taxes		1,183.5		305.4
Write-off inventories		39.3		-46.0
Write-off trade debtors		0.4		0.0
Total non cash adjustments (B)	**2,597.6**		**1,369.0**	
Change in operating assets and liabilities				
Accounts receivable		-913.0		-2,975.7
Inventories		-4,009.4		534.0
Other assets		-182.2		-41.1
Accounts payable		3,837.4		6,170.6
Salaries, taxes and payroll related liabilities		-82.4		137.7
Accrued expenses & Deferred Income		25.7		-511.4
Total change in assets & liabilities (C)	**-1,323.9**		**3,314.1**	
Cash Flows from Operating Activities	**4,993.2**		**6,076.6**	
Cash Flows from Investing Activities				
Intangible fixed assets		-622.8		-309.4
Purchases of plant equipment		-850.5		-216.4
Total cash flow from investing activities (D)	**-1,473.3**		**-525.8**	
Cash Flows from Financing Activities				
Proceeds from long term debt		-131.1		-104.5
Repayments from short term debt		-99.6		-1,553.0
Capital Increase and related costs		49.1		615.5
Net cash flow from financing activities (E)	**-181.6**		**-1,042.0**	
Net Cash Flow (A)+(B)+(C)+(D)+(E)	**3,289.2**		**3,893.3**	
Net Increase / Decrease in Cash and Equivalents				
Cash at beginning of period		31,612.1		9,136.6
Cash at end of period		34,901.3		13,029.9
Difference	**3,289.2**		**3,893.3**	

Transition to IFRS

As from January 1st, 2005 the company has adopted International Financial Reporting Standards. The consequence of this transition will mainly show in the intangible assets through capitalization of commercial development projects and as a consequence also in the deferred taxes

The Board if Directors has decided that capitalized development will be depreciated over a period of two years, in line with the life cycle of the related products in a very fast moving high tech environment.

Effect on shareholders' equity

		December 31st, 2003	December 31st, 2004	March 31st, 2005
	USGAAP	19,150.0	43,009.2	46,999.7
a)	Operating expenses (development and related depreciation)	1,081.8	3510.6	-483.0
b)	Deferred taxes	-365.2	-978,8	261.0
c)	Difference rolled forward: Sum of a) and b) of previous years		716.6	3,248.4
	IFRS	19,866.6	46,257,7	50,026,2

This press release contains forward-looking information that involves risks and uncertainties, including statements about the company's plans, objectives, expectations and intentions. Such statements include, without limitation, discussions concerning the company's strategic direction and new product introductions and developments. Readers are cautioned that such forward-looking statements involve known and unknown risks and uncertainties that may cause actual results to differ materially than those set forth in the forward looking statements. The risks and uncertainties include, without limitation, the early stage of the market for connectivity and integrated wireless products and solutions for portable and handheld computers and mobile telephones, the management of growth, the ability of the company to develop and successfully market new products, rapid technological change and competition. The forward-looking statements contained herein speak only as of the date of this press release. The company expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any such statement to reflect any change in the company's expectations or any change in events, conditions or circumstance on which any such statement is based.

For further information please contact:

Jan Callewaert, CEO

Frederic Convent, CFO

Kolonel Begaultlaan 45

B-3012 Leuven, Belgium

TEL: +32 (0) 16/31.74.11

FAX +32 (0) 16/31.74.90

e-mail : investor@option.com

About Option (www.option.com) - EURONEXT Brussels OPTI – OPIN.BR
Option is the wireless technology company and is a leading innovator in the design, development and manufacture of 3G UMTS-HSDPA, EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up a solid reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

Exhibit 2

OPTION ANNOUNCES IMPLEMENTATION OF LEVEL I ADR PROGRAM

Leuven - Belgium, June 9 2005 - Option N.V. (Euronext: OPTI, OPIN.BR), the wireless technology company, today announced that, with a view to increasing the liquidity of the Option shares and their visibility to the US investors, it has decided to implement a Level I American Depositary Receipts ("ADR") Program. An F-6 registration statement is being filled with The Securities and Exchange Commission and it is expected that the program will be declared effective in the coming weeks.

This Level I ADR Program has the following characteristics:

- ADRs are U.S. securities issued by a depositary bank representing shares of a non-US company. In this case, The Bank of New York has been selected as depositary bank;
- An ADR gives, investors a voting right and future dividend rights according to the terms and conditions of the deposit agreement entered into between The Bank of New York, Option and future ADR holders;
- An ADR gives US investors access to the Option shares through the over-the-counter market on which ADRs are freely negotiable in the US.

Summary table

Effective Date	June 2005
Exchange	OTC
Ticker Symbol	OPNVY
CUSIP Number	68401K 10 7
Ratio	1 ADR: 1 Ordinary Share
Underlying share description	Common
Depositary Bank	The Bank of New York

For further information please contact

Jan Callewaert, CEO
Frederic Convent, CFO

Kolonel Begaultlaan 45
B-3012 Leuven, Belgium

Tel: +32 (0) 16/31.74.11
Fax: +32 (0) 16/31.74.90
E-mail: investor@option.com

Contact at Bank of New York

+ 1 212 815 2291
+ 44 207 964 6080

About Option

Option NV (www.option.com), the wireless technology company, is a leading innovator in the design, development and manufacture of 3G WCDMA (HSDPA and UMTS), EDGE, GPRS, GSM and WLAN technology products for wireless connectivity solutions. Option has built up an enviable reputation for creating exciting products that enhance the performance and functionality of wireless communications. Option's headquarters are in Leuven, Belgium. The company has Research & Development in Leuven, a Software and Applications development centre in Adelsried (Germany) and an ISO 9002 production engineering and logistics facility in Cork, Ireland.

This announcement does not constitute or form any part of any offer or invitation to sell or issue, or any solicitation of any offer to purchase to subscribe for, any securities in Option N.V.

Exhibit 3

CHAPTER I - LAW OF 2 MARCH 1989
Form A: initial declaration of interest held in a listed company

0. To be sent to:

- the listed company concerned
- Banking, Finance and Insurance Commission
  Supervision of Financial Information and Markets
  For the attention of Mr. G. Delaere
  Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
  Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. **Name of company concerned :** Option N.V.

2. **Details of the person making the declaration** in the capacity as declarant acting for own account

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	JGD Management Corp.,
registered office	c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
phone number	+1 212 300 1300
fax number	+1 212 300 1301
name and capacity of the signatory of the declaration	Adam J. Semler Chief Financial Officer

3. Items covered by the declaration

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[1];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by	JGD Management Corp., c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	22 February 2005
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.

Table II : calculation of the stake	denominator (a)	numerator (b)	% (b/a)
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	10.105.354	309,400	3.06%
2. Future voting rights, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)			
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)			
Total	10.105.354	309,400	3.06%
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)			
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period			
(Type + waiting/exercise period)			

4. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, paragraph 3 of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition is made:

b. Number of securities acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

5. Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)

Done on 1 June 2005 in New York

(signature)

<u>Annexes to be sent only to the Banking, Finance and Insurance Commission</u> (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

CHAPTER 1 - LAW OF 2 MARCH 1989

Form B : subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. To be sent to:

- the listed company concerned
- Banking, Finance and Insurance Commission
  Supervision of Financial Information and Markets
  For the attention of Mr. G. Delaere
  Rue du Congrès 12-14, 1000 BRUSSELS - BELGIUM
  Fax: +32 2 220 59 03 – e-mail: fmi.fin@cbfa.be

1. Name of company concerned : Option N.V.

2. Details of the person making the declaration in the capacity as declarant acting for own account

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	JGD Management Corp.,
registered office	c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
phone number	+1 212 300 1300
fax number	+1 212 300 1301
name and capacity of the signatory of the declaration	Adam J. Semler Chief Financial Officer

3. Items covered by the declaration

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[2];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.

[2] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Option N.V.
Rights held by	JGD Management Corp., c/o York Capital Management 390 Park Avenue 15th Floor New York NY 10022 United States
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	13 May 2005
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.
[*] For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. Effective voting rights attaching to securities • representing the capital • not representing the capital	309,400	3.06%	+ 200,200	509,600	5.04%
2. Future voting rights, potential or not, resulting from • rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	309,400	3.06%	+ 200,200	509,600	5.04%
Mention Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					
For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period					
(Type + waiting/exercise period)					

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. Effective voting rights attaching to securities • representing the capital • not representing the capital	10,105,354
2. Future voting rights, potential or not, resulting from rights and commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	
Total	10,105,354

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. Effective voting rights attaching to securities • representing capital • not representing capital		
2. Future voting rights, potential or not, resulting from • rights or commitments for conversion into or subscription of securities to be issued, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration (optional)**

Done on 1 June 2005 in New York

[signature]
(signature)

Annexes to be sent only to the Banking, Finance and Insurance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.

Exhibit 4

CHAPTER I - LAW OF 2 MARCH 1989

Form B: subsequent declaration of interest held in a listed company consequently a percentage change or updating[1]

0. **To be sent to:**
   - the listed company concerned
   - Banking and Finance Commission
     Supervision of Financial Information and
     Markets for Financial Instruments
     For the attention of Mr. G. Delaere
     Avenue Louise 99, 1050 BRUSSELS - BELGIUM
     Fax: +32 2 535 24 24 – e-mail: fmi.fin@cbf.be

1. **Name of company concerned :** Option NV

2. **Details of the person making the declaration**[2] in the capacity as declarant acting for own account / in the capacity as declarant acting on behalf of a third party[3] / in the capacity as agent[4]

a) *natural person*

surname + first name	....
address	....
	....
phone number (optional)	....

b) *legal person*

legal form + company name	Schroder Investment Management Ltd
registered office	31 Gresham Street, London, EC2V 7QA, United Kingdom
phone number	+44 (0) 20 7658 2959
fax number	+44 (0) 20 7658 3512
name and capacity of the signatory of the declaration	Duncan Murray – Compliance

3. **Items covered by the declaration**

Preliminary remarks

Where the declaration is made by related persons or persons acting in concert, tables I and II shall be completed as many times as necessary:

- first for each of these persons *separately*, even where none of them reach a threshold as defined by law (see Article 8, § 1, 3°, of the Royal Decree of 10 May 1989)[5];
- then for the *group* of related persons or persons acting in concert (see Article 2, §§ 1 and 2, of the Law of 2 March 1989).

[1] See Article 8, § 2, and Article 8, § 4, of the Royal Decree of 10 May 1989.
[2] Cross out what is not appropriate.
[3] I.e. where a third party holds rights for the account of another person.
[4] Each time a person who is subject to declaration entrusts this task to another person.
[5] Except in the case of natural persons acting in concert none of whom possess a number of securities representing 5% or more of effective voting rights: these may make a joint declaration, without indicating the individual holders (Article 2, § 3, paragraph 2, of the Law of 2 March 1989).

Table I : general information

Name of the company concerned	Schroder Investment Management Ltd (SIM Ltd)
Rights held by / for the account of[3] (cross out what is not appropriate)	SIM Ltd (31 Gresham Street, London. EC2V 7QA. United Kingdom.) as manager of it's clients, who have discretionary agreements with SIM.
Related to	
Acting in concert with	
Date of completion of the situation giving rise to the declaration	
Sources relating to the denominator	

[1] Where a third party holds rights for the account of another person.
* For natural persons: surname and first name + address; for legal persons: legal form, company name and address of registered office.

Table II : calculation of the stake

	previous declaration		modification (+ or -)	new declaration	
	numerator	%[2]	numerator	numerator	%
1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	489,905	4.85	489,905	0	0
2. **Future voting rights**, potential or not, resulting from • rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)					
• rights and commitments for acquisition of **issued securities**, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)					
Total	489,905	4.85	489,905	0	0
<u>Mention</u> Rights and commitments for conversion into, subscription of or acquisition of securities, subject to conditional clauses: • bond conversion • exercise of warrants • others (give details as appropriate)					

For rights and commitments from which future voting rights may arise, please specify the waiting or exercise period
(Type + waiting/exercise period)

[2] This percentage is to be calculated on the basis of the denominator used in the preceding declaration.

4. Description of the denominator

1. **Effective voting rights** attaching to securities • representing the capital • not representing the capital	10,105,354
2. **Future voting rights**, potential or not, resulting from rights and commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)	**207,170**
Total	10,312,524

5. Additional information to be provided if the number of securities held is equal to or greater than 20 % (see Article 8, § 1, paragraph 3, of the Royal Decree of 10 May 1989)

a. Description of the overall strategy in the course of which the acquisition or sale is made:

b. Number of securities rights acquired during the 12 months preceding this declaration, and manner of acquisition:

	number	manner of acquisition
1. **Effective voting rights** attaching to securities • representing capital • not representing capital		
2. **Future voting rights**, potential or not, resulting from • rights or commitments for conversion into or subscription of **securities to be issued**, viz.: ◊ bond conversions ◊ loan conversions ◊ exercise of warrants ◊ others (give details as appropriate)		
• rights and commitments for subscription or acquisition of issued securities, viz.: ◊ options ◊ warrants relating to issued securities ◊ commitments arising from a contract ◊ others (give details as appropriate)		

6. **Description, possibly in the form of an organizational chart, of the structure of control of the company(ies) subject to declaration** (optional)

Done on 03/06/2005 in London....................................

(signature)

Annexes to be sent only to the Banking and Finance Commission (mandatory by virtue of Article 4, § 1, paragraph 1, of the Law of 2 March 1989): the documents relating to the operation(s) giving rise to the declaration.